20 July 2010

10016089

RECEIVED

2010 AUG -2 P 2:55

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

Pursuant to Rule 703 of the Listing Manual of the Singapore Exchange Securities Trading Limited, NOL has today made an announcement in relation to the agreement entered with Oversea-Chinese Banking Corporation Limited and ING Bank N.V., Singapore for a secured term loan of US$150 million.

Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Rule 703 - USD150m OCBC Loan) - 20Jul10.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption No. 82-2605

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* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	20-Jul-2010 17:28:04
Announcement No.	00075

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	PURSUANT TO RULE 703 OF THE LISTING MANUAL
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	USD150M_Loan_Announcement_20Jul2010.pdf Total size = **17K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

ANNOUNCEMENT PURSUANT TO RULE 703 OF THE LISTING MANUAL

Neptune Orient Lines Limited ("NOL") and its wholly-owned subsidiary, APL (Bermuda) Ltd., today entered into an agreement with Oversea-Chinese Banking Corporation Limited ("OCBC") and ING Bank N.V., Singapore Branch (collectively "the Lenders") for a term loan of US$150 million. The loan is to partially finance the acquisition of two new 10,000-TEU vessels which NOL ordered in July 2007. The vessels will be mortgaged to the Lenders as security for the loan. The loan to APL (Bermuda) Ltd. will be guaranteed by NOL.

Based on the latest announced results of the NOL Group for the financial period ended 2 April 2010, on a proforma basis, the above transaction is not expected to have a material effect on the earnings per share of the NOL Group.

Save for Mr Bobby Chin Yoke Choong, who is also a director of OCBC, no other NOL Director or controlling shareholder of NOL has any interest, direct or indirect, in the above transaction.

BY ORDER OF THE BOARD

Looi Lee Hwa (Ms)/Wong Kim Wah (Ms)
Company Secretaries

20 July 2010

NOL

21 July 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to NOL Group orders of 10 new 8,400-TEU container ships to be delivered in 2013 and 2014.

Attached is a copy of the above announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to US SEC (Elliott Staffin)(NOL Gp orders new containerships) - 21Jul10.DOC

APL APL Logistics™

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Looi Lee Hwa (Ms) & Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	21-Jul-2010 21:33:49
Announcement No.	00122

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL GROUP ORDERS NEW CONTAINER SHIPS
Description	Please see the Company's press release (attached) on the above subject.
Attachments	DSMEShips_21Jul10.pdf Total size = **21K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

FOR IMMEDIATE RELEASE

NOL Group orders new container ships

Contract signed for ten 8,400-TEU vessels; letter of intent for two more of 10,700-TEUs

SINGAPORE, 21 July 2010 – Global shipping and logistics company NOL Group today announced an order for 10 new 8,400-TEU (twenty-foot-equivalent unit) container ships to be delivered in 2013 and 2014. It has also signed a letter of intent for two 10,700-TEU vessels. The total consideration is approximately US$1.2 billion.

The ships will be constructed by South Korea-based Daewoo Shipbuilding & Marine Engineering Co. The two organizations signed a contract for construction of the 8,400-TEU vessels in a formal ceremony today.

NOL said it is investing in new vessels to meet future growth needs and to replace vessels with charter agreements that will expire in the next few years.

Media Enquiries:
Mr Mike Zampa
Telephone: (65) 6371 5022
Michael_zampa@nol.com.sg

Investor Enquiries
Mr Bernie Yu
Telephone: (65) 63715028
Bernie_Yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg